Exhibit 99.1

[LOGO] GRUPO
       RADIO
      CENTRO

Earnings
Release

IR Contacts:

In Mexico:
Pedro Beltran / Alfredo Azpeitia
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57-28-48

In New York:
Maria Barona
Blanca Hirani
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

                                                           For Immediate Release

                                                               February 27, 2003

                     --------------------------------------
                           GRUPO RADIO CENTRO REPORTS
                       FOURTH QUARTER AND YEAR-END RESULTS
                     FOR THE PERIOD ENDED DECEMBER 31, 2002
                     --------------------------------------

Mexico City,  February 27, 2003 - Grupo Radio Centro,  S.A. de C.V.  (NYSE:  RC,
BMV: RCENTRO-CPO), one of Mexico's leading radio broadcasting companies, today announced its consolidated results for the fourth quarter and year ended December 31, 2002. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of December 31, 2002.

Fourth Quarter Results

For the three months ended December 31, 2002, broadcasting revenue was Ps. 267,909,000, an increase of 11.3% compared with Ps. 240,672,000 reported for the same period of 2001. This increase in broadcasting revenue was attributable to higher advertising expenditures by political parties.

Broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the three months ended December 31, 2002 were Ps. 92,962,000, a 30.5% decrease as compared with Ps. 133,714,000 reported for the same period of 2001. This decrease was primarily attributable to the cancellation of non-productive programming and better control of operating and advertising expenses of the Company.

Broadcasting income (broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the quarter ended December 31, 2002 was Ps. 174,947,000, a 63.6% increase compared with Ps. 106,958,000 reported for the same period of 2001. This increase was attributable to the combination of higher broadcasting revenues and a decrease in broadcasting expenses.

Depreciation and amortization decreased 18.0% from Ps. 45,767,000 during the fourth quarter of 2001 to Ps. 37,516,000 for the same period of 2002. This decrease was due to a goodwill write-off during the 2001 period in connection with some of the Company's subsidiaries.

The Company's corporate, general and administrative expenses for the quarter ended December 31, 2002 were Ps. 11,121,000 a decrease of 34.2% compared with Ps. 16,895,000 reported for the same period of 2001. This decrease was mainly due to lower provisions for executive compensation during the fourth quarter of 2002.

                                                Grupo Radio Centro, S.A. de C.V.
                                                               February 27, 2002
                                                                     Page 2 of 3


Operating income for the three months ended December 31, 2002 was Ps. 126,310,000, a 185.1% increase compared with Ps. 44,296,000 reported for the same period of 2001. This increase was attributable to the increase in broadcasting income during the fourth quarter of 2002, compared with the fourth quarter of 2001.

For the fourth quarter of 2002, the Company reported EBITDA (operating income before deducting depreciation and amortization) of Ps. 163,826,000, representing an increase of 81.9% compared with Ps. 90,063,000 reported for the same period of 2001. This increase was attributable to the increase in operating income during the fourth quarter of 2002 compared with the fourth quarter of 2001.

In the fourth quarter of 2002, the Company's comprehensive financing cost was Ps. 11,486,000, compared with comprehensive financing income of Ps. 5,488,000 reported for the same period of 2001. This unfavorable change resulted primarily from a foreign exchange loss of Ps. 3,070,000 during the 2002 period, due to the weakening of the peso against the U.S. dollar during the fourth quarter of 2002, compared with a foreign exchange gain of Ps. 15,500,000 for the 2001 period. This unfavorable change was partially offset by an interest expense decrease from Ps. 6,880,000 in 2001 to Ps. 5,616,000 in 2002, resulting from a decrease in the Company's bank debt during 2002.

Other expenses, net, for the quarter ended December 31, 2002 was Ps. 1,767,000, compared with other expenses, net of Ps. 27,032,000 reported for the same period of 2001. This favorable change was primarily attributable to the sale of certain non-broadcasting assets and to a reduction in expenses from operations of one of the Company's subsidiaries not-engaged in broadcasting activities.

Income before provisions for income tax and employee profit sharing for the three months ended December 31, 2002 increased almost five-fold to Ps. 113,057,000 from Ps. 22,752,000 reported for the same period of 2001. The provision for income tax and employee profit sharing was reduced by Ps. 8,131,000 in the fourth quarter of 2002, compared to a reduction in provisions for income tax and employee profit sharing of Ps. 6,086,000 for the same period of 2001.

As a result of the foregoing, net income for the fourth quarter of 2002 was Ps. 121,188,000, a more than four-fold increase compared with Ps. 28,838,000 reported for the fourth quarter of 2001.

Twelve-Month Results

For the year ended December 31, 2002, broadcasting revenue was Ps. 710,135,000, a 5.3% decrease compared with Ps. 750,103,000 reported for 2001. This decrease was mainly due to the slowdown of the Mexican economy during 2002 compared with 2001, which was partially offset by advertising revenues generated from political parties during the fourth quarter of 2002.

The Company's broadcasting expenses (excluding depreciation and amortization and corporate, general and administrative expenses) for the year ended December 31, 2002 were Ps 461,286,000, a 4.9% decrease as compared with Ps. 485,001,000 reported for 2001. This decrease mainly resulted from the factors mentioned above in connection with the fourth quarter of 2002.

Broadcasting income for the year ended December 31, 2002 was Ps. 248,849,000, a 6.1% decrease compared with Ps. 265,102,000 reported for 2001. This decrease was primarily due to the decrease in broadcasting revenue, which was partially offset by the reduction in broadcasting expenses during 2002.

Depreciation and amortization for the year ended December 31, 2002 decreased 8.0% to Ps. 108,030,000, from Ps. 117,519,000 reported for 2001. This decrease was primarily attributable to the factors mentioned for the fourth quarter of 2002.

                                                Grupo Radio Centro, S.A. de C.V.
                                                               February 27, 2002
                                                                     Page 3 of 3


Corporate, general and administrative expenses for the year ended December 31, 2002 were Ps. 45,117,000, a decrease of 10.5% compared with Ps. 50,393,000
reported  for  2001.   This   decrease   was  mainly  due  to  lower   executive
compensations.

As a result of the foregoing factors, operating income for 2002 was Ps. 95,702,000, representing a decrease of 1.5% compared with Ps. 97,190,000 reported for 2001.

EBITDA (operating income before deducting depreciation and amortization) for the twelve months ended December 31, 2002 was Ps. 203,732,000, representing a decrease of 5.1% compared with EBITDA of Ps. 214,709,000 reported for the same period of 2001. This reduction reflects the decrease in broadcasting income for 2002 compared with 2001.

Comprehensive financing cost increased from Ps. 12,115,000 during 2001 to Ps. 51,176,000 reported for 2002. This increase was primarily attributable to a foreign exchange loss of Ps. 42,061,000 for 2002, compared with a foreign exchange gain of Ps. 17,190,000 for 2001, as a result of the weakening of the peso against the U.S. dollar in the fourth quarter of 2002. This unfavorable change was partially offset by a decline in interest expense from Ps. 35,354,000 in 2001 to Ps. 20,032,000 in 2002, primarily resulting from a decrease in bank debt during 2002.

Other expenses, net were Ps. 50,479,000 in 2002, compared with Ps. 73,084,000 reported for 2001. This favorable change was attributable to the factors mentioned above for the fourth quarter of 2002.

As a result, loss before provisions for income tax and employee profit sharing for the year ended December 31, 2002 was Ps. 5,953,000 compared with an income before provisions for income tax and employee profit sharing of Ps. 11,991,000 for 2001. Provisions for income tax and employee profit sharing were reduced by Ps. 8,131,000 for 2002, compared to a reduction of Ps. 5,772,000 for 2001 that resulted from the use of tax loss carryforwards in 2001.

As a result of the foregoing factors, net income for 2002 decreased 87.7% to Ps. 2,178,000, compared with Ps. 17,763,000 reported for 2001.

Other Matters:

During 2002, the Company's total bank debt decreased approximately US $8.5 million, from US $41.2 million in 2001 to US $32.7 million in 2002 (of which 70.0% is in local currency) and thus the financial risk of the Company was significantly reduced. Therefore, ratio of Bank Loans to EBITDA for the year ended December 31, 2002 was equivalent to 1.67 times EBITDA, which the Company notes is lower than other public Mexican media companies.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 12 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

================================================================================
                        GRUPO RADIO CENTRO, S.A. DE C.V.
                  CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
    for the three and twelve month periods ended December 31, 2002 and 2001 expressed in Mexican Pesos ("Ps.") with purchasing power as of December 31, 2002
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
================================================================================

                                                                      4th Quarter                     Accumulated 12 months
                                                          -----------------------------------    -----------------------------------
                                                                    2002              2001               2002                2001
                                                          ----------------------    ---------    ---------------------     ---------
                                                           U.S.$(1)       Ps.          Ps.        U.S.$(1)       Ps.          Ps.
                                                          ---------    ---------    ---------    ---------    --------     ---------
Broadcasting revenue(2)                                     25,699      267,909      240,672       68,118      710,135      750,103
Broadcasting expenses, excluding depreciation,
  amortization and corporate expenses                        8,917       92,962      133,714       44,248      461,286      485,001
                                                            ------      -------      -------       ------      -------      -------
Broadcasting income                                         16,782      174,947      106,958       23,870      248,849      265,102
                                                            ------      -------      -------       ------      -------      -------

Depreciation and amortization                                3,599       37,516       45,767       10,363      108,030      117,519
Corporate, general and administrative expenses               1,067       11,121       16,895        4,328       45,117       50,393
                                                            ------      -------      -------       ------      -------      -------
Operating income                                            12,116      126,310       44,296        9,179       95,702       97,190
                                                            ------      -------      -------       ------      -------      -------

EBITDA                                                      15,715      163,826       90,063       19,543      203,732      214,709

Comprehensive financing cost:
  Interest expense                                            (539)      (5,616)      (6,880)      (1,920)     (20,032)     (35,354)
  Interest income(2)                                            47          491          202          214        2,229        2,831
  Foreign exchange gain (loss), net                           (294)      (3,070)      15,500       (4,035)     (42,061)      17,190
  Gain (loss) on monetary position                            (316)      (3,291)      (3,334)         833        8,688        3,218
                                                            ------      -------      -------       ------      -------      -------
                                                            (1,102)     (11,486)       5,488       (4,908)     (51,176)     (12,115)
Other expense, net                                            (169)      (1,767)     (27,032)      (4,842)     (50,479)     (73,084)
                                                            ------      -------      -------       ------      -------      -------
Income (loss) before the following provisions               10,845      113,057       22,752         (571)      (5,953)      11,991

Provisions for income tax and employee profit
  sharing                                                     (780)      (8,131)      (6,086)        (780)      (8,131)      (5,772)
                                                            ------      -------      -------       ------      -------      -------
Net income                                                  11,625      121,188       28,838          209        2,178       17,763
                                                            ======      =======      =======       ======      =======      =======
Net income applicable to:
  Majority interest                                         11,625      121,189       28,831          208        2,164       17,748
  Minority interest                                              0           (1)           7            1           14           15
                                                            ------      -------      -------       ------      -------      -------
                                                            11,625      121,188       28,838          209        2,178       17,763
                                                            ======      =======      =======       ======      =======      =======

Net income for the LTM per Series A Share(3)                                                        0.001        0.013        0.108
Net income for the LTM  per ADS(3)                                                                  0.009        0.117        0.972
Weighted average common shares outstanding
  for the LTM (000's)(3)                                                                                       163,235      163,917

--------------------------------------------------------------------------------
(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.425 per U.S. dollar, the noon buying rate for Pesos on December 31, 2002, as published by the Federal Reserve Bank of New York.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2002 and 2001 was Ps. 309,000 and Ps. 603,000, respectively. Interest earned and treated as broadcasting revenue for the twelve months ended December 31, 2002 and 2001 was Ps. 745,000 and Ps. 3,467,000,
      respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the Income statement, as required by the Mexican Stock Exchange.

================================================================================
                        GRUPO RADIO CENTRO, S.A. DE C.V.
                     CONSOLIDATED UNAUDITED BALANCE SHEETS
                        as of December 31, 2002 and 2001
     in Mexican Pesos ("Ps.") with purchasing power as of December 31, 2002
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1))
================================================================================

                                                       December 31
                                         --------------------------------------
                                                   2002                 2001
                                         ------------------------    ----------
                                          U.S. $(1)        Ps.           Ps.
                                         ----------    ----------    ----------
                   ASSETS
Current assets:
  Cash and temporary investments              3,771        39,315        70,436
                                         ----------    ----------    ----------
Accounts receivable:
  Broadcasting, net                          18,246       190,215       126,926
  Others                                        571         5,947         5,787
  Income tax recoverable                      1,672        17,427        47,305
  Value added tax recoverable                     0             0        10,761
                                         ----------    ----------    ----------
                                             20,489       213,589       190,779
Guarantee deposit                               663         6,915         7,258
Prepaid expenses                              1,554        16,197        14,100
                                         ----------    ----------    ----------
  Total current assets                       26,477       276,016       282,573
Prepaid expenses                             10,031       104,571       120,142
Excess cost over book value,
  net of subsidiaries                        77,642       809,417       882,413
Property and equipment, net                  45,753       476,973       507,007
Deferred charges, net                         1,700        17,719        15,930
Guarantee deposit                               719         7,491        14,517
Other assets                                    301         3,141         4,334
                                         ----------    ----------    ----------
           Total assets                     162,623     1,695,328     1,826,916
                                         ==========    ==========    ==========

                LIABILITIES
Short-Term:
  Bank loans                                 17,543       182,882       172,949
  Advances from customers                     1,517        15,818        56,814
  Other accounts payable and
    accrued expenses                          6,168        64,299        94,069
  Taxes payable                               1,278        13,319         6,729
                                         ----------    ----------    ----------
     Total short-term liabilities            26,506       276,318       330,561
Long-Term:
  Bank loans                                 15,203       158,487       225,496
  Reserve for seniority premiums              2,414        25,167        19,732
  Deferred taxes                              7,749        80,781        93,135
                                         ----------    ----------    ----------
           Total liabilities                 51,872       540,753       668,924

           STOCKHOLDERS' EQUITY:
Capital stock                                98,910     1,031,139     1,037,698
Retained earnings                            16,245       169,353       167,272
Reserve for repurchase of shares              3,508        36,567        34,733
Surplus on restatement of capital               400         4,166         4,005
Minority interest                                46           482           524
Accumulated effect of deferred
  income tax                                 (8,358)      (87,132)      (86,240)
                                         ----------    ----------    ----------
     Total stockholders'  equity            110,751     1,154,575     1,157,992
                                         ----------    ----------    ----------
           Total liabilities and
            stockholders' equity            162,623     1,695,328     1,826,916
                                         ==========    ==========    ==========

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.425 per U.S. dollar, the noon buying rate for pesos on December 31, 2002, as published by the Federal Reserve Bank of New York.